[redacted]

14047549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68956

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Situs Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, Suite 4002
(No. and Street)

New York	NY	10222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Segal 781-715-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

700 Milam Street, Suite 300	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Segal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Situs Capital Management LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

DAVID SWENSON
MY COMMISSION EXPIRES JULY 3, 2020
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Situs Capital Management LLC

For the Year Ended December 31, 2013

Contents

Grant Thornton

Grant Thornton LLP
700 Milam Street, Suite 300
Houston, TX 77002-2848
T 832.476.3600
F 713.655.8741
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Situs Capital Management LLC

We have audited the accompanying financial statements of Situs Capital Management LLC (a Delaware limited liability company) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Situs Capital Management LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Houston, Texas
February 28, 2014

Situs Capital Management LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$ 2,854,584
Accounts receivable	25,000
Prepaid expenses and other assets	32,892
Total assets	$ 2,912,476

LIABILITY AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 64,200
Due to affiliate	554,897
Total liabilities	619,097
Member's equity	2,293,379
Total liabilities and equity	$ 2,912,476

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

REVENUES:	
Advisory fees	$ 4,015,191
EXPENSES:	
Commission	963,775
Purchase transaction fee	550,000
General and administrative	291,961
Professional fees	36,200
Regulatory expenses	50,486
License and registration	812
Total expenses	1,893,234
Net income	$ 2,121,957

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2013

	Member's capital	Accumulated earnings (deficit)	Member's equity
BALANCES, DECEMBER 31, 2012	$ 141,000	$ (93,642)	$ 47,358
MEMBER DISTRIBUTIONS	(14,900)	-	(14,900)
MEMBER CONTRIBUTIONS	138,964	-	138,964
NET INCOME	-	2,121,957	2,121,957
BALANCES, DECEMBER 31, 2013	$ 265,064	$ 2,028,315	$ 2,293,379

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,121,957
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(11,037)
Prepaid expenses and other assets	(31,895)
Accounts payable and accrued expenses	64,200
Due to affiliate	554,897
Other	14,516
Total adjustments	590,681
Net cash from operating activities	2,712,638
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	(14,900)
Member contributions	125,000
Net cash from financing activities	110,100
Net increase in cash	2,822,738
CASH AT BEGINNING OF YEAR	31,846
CASH AT END OF YEAR	$ 2,854,584

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A – ORGANIZATION

Situs Capital Management LLC (the "Company"), f. k. a. TFO Capital LLC, was organized in the State of Delaware in 2011. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

On May 9, 2013, Situs Holdings LLC acquired the Company from its sole member, in a related party transaction for $263,964.

On October 1, 2013, the Company changed its name from TFO Capital LLC to Situs Capital Management LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

2. Cash

The Company considers cash to include highly liquid investments with purchased maturities of three months or less.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2013 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

4. Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its owner and taxed depending on the owner's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES – Continued

The U.S. Federal jurisdiction and New York are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal examinations by tax authorities for all years since inception.

5. Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

6. Advisory Fees

Advisory fees are recorded as income when earned under the terms of each financial advisory agreement.

7. Subsequent Events

The Company has evaluated subsequent events through February 28, 2014, which is the date the financial statements were available to be issued.

The Company made a distribution to its member totaling $2,000,000 on February 18, 2014.

NOTE C – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness," as defined. At December 31, 2013, the Company had net capital of $2,235,487 which was $2,194,214 in excess of its required net capital of $41,273. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2013, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0 to 1.

NOTE D – ADVISORY TRANSACTION

On December 7, 2012, the Company entered into an Introductory Service Agreement with a certain company (Customer) to provide advisory services and introduce potential investors with the objective to raise up to $220 million in capital. On August 12, 2013, the Customer was able to successfully secure financing from an investor introduced by the Company ($150 million in debt and $20 million in equity). The Company earned an introduction fee in the amount of $4,000,000 (5% on equity, 2% on debt).

NOTE E – RELATED PARTIES

On December 17, 2013, Situs Holdings LLC entered into a First Amendment to Membership Interest Purchase Agreement and Release with the former owner of the Company and a related party. Pursuant to the agreement, Situs Holdings LLC increased the original purchase price of the Company by $550,000 due to a significant windfall of revenue from a transaction which was initiated prior to the acquisition and completed soon after the acquisition. The additional amount of $550,000 is included in a purchase transaction fee in the accompanying statement of operations and a due to affiliate liability in the accompanying statement of financial condition.

The Company entered into an office expense sharing and services agreements with Ranieri Financial Services, LLC ("RFS"), Ranieri Real Estate Partners LP ("RREP"), and Ranieri Partners Management LLC ("RPM"). The terms of the agreements call for the Company to pay fixed monthly fees, which include a percentage of rental fees, bookkeeping and compliance, IT support, and various administrative expenses. The Company paid fees totaling $97,295 for the year ended December 31, 2013, which is included in general and administrative expenses in the accompanying statement of operations.

Subsequent to the May 9, 2013, acquisition, the Company entered into an office expense sharing and services agreements with SitusCo LLC and Situs Real LLC, entities related through common ownership. The Company accrued office expense sharing fees totaling $4,897 for the year ended December 31, 2013, which is included in general and administrative expenses in the accompanying statement of operations and a due to affiliate liability in the accompanying statement of financial condition. In connection with the advisory transaction (see Note D), the Company has paid $963,775 commission to an employee of Situs Real LLC and $179,049 to Situs Real LLC for professional services, which is included in commission expense and in general and administrative expenses, respectively, in the accompanying statement of operations.

NOTE F – MEMBER'S CAPITAL

From January 1, 2013 through May 8, 2013, the Company operated under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

NOTE G – CONCENTRATION OF CREDIT RISK

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR DECEMBER 31, 2013

Situs Capital Management LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

CREDITS:	
Member's equity	$ 2,293,379
DEBITS:	
Accounts receivable	25,000
Prepaid expenses and other assets	32,892
	57,892
Net capital	2,235,487
MINIMUM NET CAPITAL REQUIREMENT:	
6-2/3% of aggregate indebtedness of $619,097 or $5,000, whichever is greater	41,273
	$ 2,194,214
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.28
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	64,200
Due to affiliate	554,897
Total aggregate indebtedness	$ 619,097

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY
As of December 31, 2013

There are no material differences between the net capital computation on the Company's unaudited focus report Part IIA of Form X-17A-5 and the computation reflected above as of December 31, 2013.

Situs Capital Management LLC

SCHEDULE III
STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. Under this provision, the Company is required to maintain a special account for the exclusive benefit of its customers; however, during 2013, the Company did not provide services to warrant the maintenance of such account.

Grant Thornton

Grant Thornton LLP
700 Milam Street, Suite 300
Houston, TX 77002-2848

T 832.476.3600
F 713.655.8741
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Situs Capital Management LLC

In planning and performing our audit of the financial statements of Situs Capital Management LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not

Grant Thornton

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 28. 2014

Form SIPC-7 Opinion

Situs Capital Management LLC

February 28, 2014

Grant Thornton

Grant Thornton LLP
700 Milam Street, Suite 300
Houston, TX 77002-2848

T 832.476.3600
F 713.655.8741
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Situs Capital Management LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Situs Capital Management LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

Grant Thornton

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068956 FINRA DEC
SITUS CAPITAL MANAGEMENT LLC 7*7
150 E 52ND ST 4TH FL
NEW YORK NY 10022-6017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elena Faddison
(713)-328-4395

2. A. General Assessment (item 2e from page 2) $ 10,038

B. Less payment made with SIPC-6 filed (exclude interest) (200)

08-08-2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 9,838

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,838

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,838

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Situs Capital Management, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 12th day of February 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,015,191

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 4,015,191

2e. General Assessment @ .0025 $ 10,038

(to page 1, line 2.A.)